________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             TRIARC COMPANIES, INC.
                                (NAME OF ISSUER)

                             TRIARC COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         CLASS A COMMON STOCK  - 895927
                          CLASS B COMMON STOCK  - NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                BRIAN L. SCHORR
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             TRIARC COMPANIES, INC.
                                280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON
                               FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                                NEALE M. ALBERT
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                            ------------------------

                                 MARCH 12, 1999
                  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                           GIVEN TO SECURITY HOLDERS)

                            ------------------------

________________________________________________________________________________

     This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 dated March 12, 1999 (the 'Schedule 13E-4') filed by Triarc Companies, Inc., a Delaware corporation (the 'Company'), in connection with the Company's offer to purchase up to an aggregate of 5,500,000 shares of Class A Common Stock, par value $.10 per share, of the Company and Class B Common Stock, par value $.10 per share, of the Company (collectively, the 'Shares ') at prices not greater than $18.25 per share nor less than $16.25 per share, net to the seller in cash, as specified by stockholders tendering their shares, upon the terms and conditions set forth in the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase') and the related Letter of Transmittal (which together constitute the 'Offer'). Copies of the Offer to Purchase and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.

     Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

ITEM 1. SECURITY AND ISSUER.

     (b) On April 8, 1999, the Company issued a press release announcing that it is extending the expiration date of the Offer to 5:00 p.m. on Thursday, April 22, 1999. A copy of the press release is filed as exhibit (a)(12) hereto and is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(j) The information set forth in 'Section 9. Certain Information Concerning the Company' of the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth in 'Section 9. Certain Information Concerning the Company' of the Supplement to the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

     (d) On March 23, 1999, Norman Salsitz, allegedly a stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York against the Company, Nelson Peltz and Peter May. The complaint purports to assert a claim for alleged violations of Section 14(e) of the Securities Exchange Act of 1934 on behalf of all persons who held common stock of the Company as of March 10, 1999. The complaint alleges that the
Schedule 13E-4 filed with the Securities and Exchange Commission in connection with the Offer was materially false and misleading in that, among other things, it failed to disclose alleged recent valuations of the Company, which the complaint alleges show that the Offer price is unfair to the Company's stockholders, and the reasons that Nelson Peltz's and Peter May's prior proposal to acquire all of the outstanding shares of the Company's common stock that were not owned by them or their affiliates for $18 per share, payable in cash and securities (the 'Going Private Transaction') was terminated. The complaint seeks damages in an amount to be determined, together with prejudgment interest, the costs of suit, including attorneys' fees, and unspecified other relief.

     On March 26, 1999, Kamran Malekan, Daniel Mannion, Jay Frechter, and Daniel Piotrowski, allegedly stockholders of the Company, filed an amended complaint in the Court of Chancery of the State of Delaware, New Castle County, against the Company and its directors. The amended complaint purports to assert claims on behalf of all persons who held common stock of the Company as of March 10, 1999 other than the defendants and persons or entities affiliated with them. The amended complaint alleges that the defendants violated fiduciary duties owed to the Company's stockholders by failing to disclose, in connection with the Offer, that the Special Committee allegedly determined that the Going Private Transaction was unfair. The amended complaint seeks an injunction enjoining consummation of the Offer unless the alleged disclosure violations are cured and requiring the Company to disclose the Special Committee's actions and views with respect to the Going Private Transaction, together with damages in an unspecified amount.

     The Company believes that both actions are without merit.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(9) Form of Supplement to the Offer to Purchase dated April 8, 1999.

     (a)(10) Form of letter from Wasserstein Perella & Co., Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated April 8, 1999.

     (a)(11) Form of letter to stockholders from Nelson Peltz, Chairman and Chief Executive Officer of the Company, and Peter W. May, President and Chief Operating Officer of the Company, dated April 8, 1999.

     (a)(12) Form of Press Release issued by the Company dated April 8, 1999.

     (g)(1) Audited Consolidated Financial Statements of the Company for the fiscal years ended January 3, 1999 and December 28, 1997 (incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1999).*

     (g)(3) Unaudited Pro Forma Condensed Consolidated Statement of Operations of the Company for the three months ended March 29, 1998 (incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 dated May 22, 1998 (Registration No. 333-51877)).*













------------
* These Exhibits replace Exhibits (g)(1) and (g)(3) previously filed with the
  Schedule 13E-4. Exhibits (g)(2) and (g)(4) previously filed with the Schedule 13E-4 are hereby deleted.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRIARC COMPANIES, INC.




                                          By:         /s/ BRIAN L. SCHORR
                                             ...................................
                                                      BRIAN L. SCHORR
                                                  EXECUTIVE VICE PRESIDENT
                                                    AND GENERAL COUNSEL



Date: April 8, 1999

                                 EXHIBIT INDEX

                                                                                                  SEQUENTIALLY
EXHIBIT NO.                                     DESCRIPTION                                      NUMBERED PAGES
-----------   --------------------------------------------------------------------------------   --------------

     (a)(9)   Form of Supplement to the Offer to Purchase dated April 8, 1999.................
    (a)(10)   Form of letter from Wasserstein Perella & Co., Inc. to brokers, dealers, commercial banks, trust companies and other nominees dated April 8, 1999........
    (a)(11)   Form of letter to stockholders from Nelson Peltz, Chairman and Chief Executive
              Officer of the Company, and Peter W. May, President and Chief Operating Officer
              of the Company, dated April 8, 1999.............................................
    (a)(12)   Form of Press Release issued by the Company dated April 8, 1999.................
     (g)(1)   Audited Consolidated Financial Statements of the Company for the fiscal years ended January 3, 1999 and December 28, 1997 (incorporated by reference to the
              Company's Annual Report on Form 10-K for the fiscal year ended January 3,
              1999)*..........................................................................
     (g)(3)   Unaudited Pro Forma Condensed Consolidated Statement of Operations of the
              Company for the three months ended March 29, 1998 (incorporated by reference to
              Amendment No. 1 to the Company's Registration Statement on Form S-3 dated May
              22, 1998 (Registration No. 333-51877)).*........................................

------------

* These Exhibits replace Exhibits (g)(1) and (g)(3) previously filed with the
  Schedule 13E-4. Exhibits (g)(2) and (g)(4) previously filed with the Schedule 13E-4 are hereby deleted.